082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

23 July 2010


10016149

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange today.

Yours faithfully,

Philip Davies
Assistant Company Secretary

8/12

23 July 2010

RECEIVED
2010 AUG 12 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 22 July 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 22 July 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 345.90 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	33	8	1,442,657
Darren Shapland	33	8	877,026
Person Discharging Managerial Responsibility			
Helen Buck	34	8	165,732
Gwyn Burr	33	8	193,368
Tim Fallowfield	33	8	345,209
Neil Sachdev	33	8	72,823

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.